Exhibit 99.1


Biogen Idec                               Elan


For More Information Contact:
MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra
Ph: 617 914 6524                          Ph: 212 407 5755
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526



         BIOGEN IDEC AND ELAN ANNOUNCE UPDATE ON GLOBAL FILINGS AND DATA
                 RELEASE FOR ANTEGREN(R)FOR MULTIPLE SCLEROSIS

Cambridge, MA, San Diego, CA and Dublin, Ireland - August 17, 2004 - Biogen Idec and Elan Corporation, plc announced today that the companies have submitted an application for approval of ANTEGREN(R) (natalizumab) as a treatment for multiple sclerosis (MS) in Canada and expect to submit applications in Australia and Switzerland, based on one-year data from the ongoing Phase III trials. The companies also anticipate that the first release of the one-year data from these trials will be upon approval of natalizumab by the U.S. Food and Drug Administration (FDA).

The companies have submitted their application to regulatory authorities in Canada and anticipate submissions will be filed in Australia and Switzerland in the second half of 2004. The companies previously announced that the FDA designated natalizumab for Priority Review and Accelerated Approval, and that the European Medicines Agency validated their application. Based on the FDA's designation of Priority Review for natalizumab in MS, the companies anticipate action by the FDA approximately six months from the submission date, rather than 10 months for a standard review. On May 25, 2004, the companies announced they had previously submitted the Biologics License Application for the approval of natalizumab for MS.


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The decision to file applications for approval in Canada, Australia and
Switzerland was made after discussions with the countries' respective regulatory agencies of the one-year data from the two ongoing two-year Phase III trials in MS. The companies are committed to completing the two-year trials. After discussion with the regulatory authorities and clinical investigators, the companies expect to release the one-year data upon U.S. approval, in order to protect the integrity of the two-year trials. The companies anticipate that the two-year data will be available beginning in the first half of 2005.

The regulatory review of natalizumab will be based on one-year data from two ongoing Phase III trials, AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) and SENTINEL (safety and efficacy of natalizumab in combination with AVONEX(R) (Interferon beta-1a)), which evaluate the ability of natalizumab to slow the progression of disability and reduce the rate of clinical relapses in patients with relapsing-remitting MS.

About ANTEGREN (natalizumab)

Natalizumab, a humanized monoclonal antibody, is the first alpha-4 antagonist in the new selective adhesion molecule (SAM) inhibitor class. It is designed to inhibit the migration of immune cells into tissues where they may cause or maintain inflammation. To date, approximately 2,800 patients have received natalizumab in clinical trials, and the safety profile continues to support further development. In placebo-controlled trials to date, in both Crohn's disease (CD) and MS, the most commonly reported adverse events in either group were headache, fatigue and nasopharyngitis.

Biogen Idec and Elan are collaborating equally on the development of natalizumab in MS, CD, and rheumatoid arthritis (RA).

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product


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labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases, and severe pain. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the approval process for ANTEGREN(R) (natalizumab) and the release of data related to Phase III trials of natalizumab in MS. These statements are based on the companies' current beliefs and expectations. Drug development involves a high degree of risk. Factors which could cause actual results to differ materially from the companies' current expectations include: the risk that unexpected concerns may arise from additional data or analysis, that regulatory authorities may require additional information, further studies, or may fail to approve natalizumab, or that the companies may encounter other unexpected hurdles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic and other reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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